SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2013

ON TRACK INNOVATIONS LTD.
(Name of Registrant)

Z.H.R. Industrial Zone, P.O. Box 32, Rosh-Pina, Israel, 12000
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

6-K ITEM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ON TRACK INNOVATIONS LTD. (Registrant)

By:	/s/ Ofer Tziperman
Ofer Tziperman
Chief Executive Officer

Date: October 17, 2013

Press Release

For Immediate Release

MasterCard Certifies OTI’s 'Wave' NFC Device, Paving Way Toward
Greater NFC Adoption and a Wallet-less World

Rosh Pina, Israel - October 16, 2013 - On Track Innovations Ltd. (OTI) (NASDAQ: OTIV), a global leader in cashless payment solutions based on contactless transactions and near-field communication (NFC), has received official certification to use MasterCard’s “Mobile MasterCard PayPass – M/Chip 4” technology in OTI’s Wave, a new NFC add-on for smartphones, tablets and PC devices.

The Wave is the industry’s first audio jack plug-in NFC payment solution and the only to receive certification from a major payment company like MasterCard. Based on OTI’s patented NFC technology, the compact Wave dongle is device agnostic, easily plugging into any smartphone, tablet or PC, allowing users to pay with their device while enjoying real-time benefits from loyalty programs and other incentives as delivered by the corresponding application. It opens up a whole new world of mobile device applications, while alleviating the burden of a wallet full of credit cards.

“Receiving certification from MasterCard provides essential validation of our technology platform and opens up significant greenfield opportunities for our Wave solution,” commented Ofer Tziperman, OTI's CEO. “We can now begin to target large-scale implementations with banking institutions and payment card providers, as well as projects involving public transportation, institutional memberships, and loyalty and rewards programs.

“As the first major player in the payment industry to certify OTI’s Wave, MasterCard provides validation of our NFC solution – now the payment industry’s only certified NFC audio-jack add-on solution. We expect other major payment companies to follow suit and provide certification in the near future.

“With NFC-enabled applications expected to grow at a 35% CAGR to $34.5 billion by 2016, it’s clear the payment industry is rapidly adopting NFC technology. NFC is becoming increasingly recognized as the fastest, most efficient, most versatile and secured method for payment transactions, and this certification by MasterCard positions us to capitalize on the major industry shift.”

OTI’s Wave has three key features that make it a perfect solution to be offered by banks to their clients:

•
Public Key Infrastructure (PKI): The Wave provides PKI authentication via the add-on audio jack device. The authentication capability allows certificate authorities and banks to ensure customer' secure access to accounts across all devices and channels.

•
NFC: The Wave turns any smartphone, tablet or laptop into a NFC secured payment device. It connects to the Smartphone’s operating system (OS) via the audio jack, allowing for PIN code authentication and over the air (OTA) capabilities such as reloading electronic cash, remote personalization, firmware updates, and new applications.

•	Java OS platform: The Wave runs on a Java OS over a secure element and is open for third-party development.

The Wave is suitable for many applications and markets including: mobile payments (debit, credit, e-purse), e-ticketing for transportation and events, PKI support, loyalty and e-coupon programs, healthcare applications and access control.

OTI’s Wave can be used for electronic payment transactions even when disconnected from a customer’s device (i.e. for mass transit gates, vending machines, etc.). When the pre-paid balance is running low, the Wave can simply plug into a smartphone to add additional money into the Wave's ePurse.

More information about OTI’s innovative Wave is available here. Or visit OTI’s booth “4 M 092” at the CARTES 2013 exhibition on November 19-21 in Paris, France to see a demonstration of the Wave.

About OTI
On Track Innovations Ltd. (OTI) is a leader in contactless and NFC applications based on its extensive patent and IP portfolio. OTI's field-proven innovations have been deployed around the world to address NFC payment solutions, petroleum payment and management, cashless parking fee collection systems and mass transit ticketing. OTI markets and supports its solutions through a global network of regional offices and alliances. For more information, visit www.otiglobal.com.

Safe Harbor for Forward-Looking Statements
This press release may contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Because such statements deal with future events and are based on OTI's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of OTI could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained in this press release are subject to other risks and uncertainties, including those discussed in the "Risk Factors" section and elsewhere in OTI's annual report on Form 20-F for the year ended December 31, 2012 and in subsequent filings with the Securities and Exchange Commission. Except as otherwise required by law, OTI disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date hereof, whether as a result of new information, future events or circumstances or otherwise.

Company Contact:
Shlomi Eytan
Chief Sales and Marketing Officer
+972-4-6868000
Shlomi@otiglobal.com

Investor Contact:
Scott Liolios or Matt Glover
Liolios Group, Inc.
949 574 3860
otiv@liolios.com